Hook Hand Rum

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Hook Hand Rum

We have reviewed the accompanying financial statements of Hook Hand Rum (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Hook Hand Rum (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has yet to generate significant revenue and has incurred losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
August 19, 2024


Hook Hand Rum

Balance Sheets

As of December 31, 2023 and 2022

(unaudited)


		2023		2022
Assets				
Current Assets				
Cash and cash equivalents	$	15,798	$	9,824
Inventories		48,626		27,540
Total Current Assets	$	64,424	$	37,364
Total Assets	$	64,424	$	37,364
Liabilities & Stockholders' Equity				
Liabilities				
Current Liabilities				
Accounts payable and accrued expenses	$	1,894	$	475
Total Current Liabilities	$	1,894	$	475
Noncurrent Liabilities				
Convertible notes payable	$	192,500	$	107,498
Accrued interest on convertible notes		16,532		5,042
Total Noncurrent Liabilities	$	209,032	$	112,540
Total Liabilities	$	210,926	$	113,015
Stockholders' Equity				
Common stock, zero par value, 10,000,000 shares authorized; 3,297,000 shares issued and outstanding		-		-
Additional paid-in capital		29,057		27,783
Accumulated Deficit		(175,559)		(103,434)
Total Stockholders' Equity	$	(146,502)	$	(75,651)
Total Liabilities & Stockholders' Equity	$	64,424	$	37,364

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Hook Hand Rum

Statements of Income

For the years ended December 31, 2023 and 2022

(unaudited)

	2023	2022
Revenues	$ 11,738	$ -
Cost of Revenues	9,594	-
Gross Profit (Loss)	2,144	-
Operating Expenses		
Advertising and promotion	25,852	25,565
Communications and information technology	10,451	7,138
Travel	8,057	3,197
Rent	5,788	3,045
Meals and entertainment	4,031	2,511
Office supplies	2,417	2,551
Insurance	2,390	-
Stock compensation expense	1,274	1,883
Memberships and licenses	1,274	2,491
Utilities	988	270
Legal and other professional fees and services	676	16,672
Other operating expense	220	29
Charitable contributions and donations	-	1,000
Taxes other than income taxes	-	800
Total Operating Expenses	63,418	67,152
Operating Income (Loss)	(61,274)	(67,152)
Other Income (Expense)		
Interest expense	(11,490)	(5,042)
Other income	639	120
Total Other Income (Expense)	(10,851)	(4,922)
Net Income (Loss)	$ (72,125)	$ (72,074)

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Hook Hand Rum

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2023 and 2022

(unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2022	3,000,000	$ -	$ 25,900	$ (31,360)	$ (5,460)
Net income (loss)	-	-	-	(72,074)	(72,074)
Stock-based compensation expense	-	-	1,883	-	1,883
Issuance of common stock to advisory board	297,000	-	-	-	-
Balance at December 31, 2022	3,297,000	-	27,783	(103,434)	(75,651)
Net income (loss)	-	-	-	(72,125)	(72,125)
Stock-based compensation expense	-	-	1,274	-	1,274
Balance at December 31, 2023	3,297,000	$ -	$ 29,057	$ (175,559)	$ (146,502)

5

Hook Hand Rum

Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(unaudited)

		2023		2022
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(72,125)	$	(72,074)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Share based compensation		1,274		1,883
(Increase) decrease in operating assets, net of effects of businesses acquired				
Inventories		(21,086)		(27,540)
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		1,419		473
Accrued interest		11,490		5,042
Net Cash Provided by (Used in) Operating Activities		(79,028)		(92,216)
Cash Flows from Financing Activities				
Proceeds from issuance of debt		85,002		57,500
Net Cash Provided by (Used in) Financing Activities		85,002		57,500
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		5,974		(34,716)
Cash, cash equivalents, and restricted cash at beginning of year		9,824		44,540
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	15,798	$	9,824

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Hook Hand Rum
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Hook Hand Rum (the Company) manufactures rum and sells rum at wholesale in the domestic United States. Hook Hand Rum has a distribution contract with Park Street to be able to sell in CA, NY, NJ and FL. We also sell memberships in the Rum Brand called Original Crew. This is a premium membership loyalty program. In addition, we also sell rum online in 41 states. Currently we are only selling rum in CA and will be expanding into FL, NY and NJ in 2025 and beyond.

b. Basis of accounting

The Company's financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive for any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's cash, current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 and 2022, the Company's cash consisted of deposits held in business checking accounts.

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

For the years ended December 31, 2023, and 2022 the Company had Net Operating Loss carryforwards and reserves as follows:

	2023	2022
Net Operating Loss Carryforwards	$ 72,124	$ 72,075
Valuation Allowance	$ (72,124)	$ (72,075)
Net Provision for income tax	-	-

g. Inventories

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company has not established a reserve for slow-moving and obsolete inventory as of December 31, 2023 or 2022.

h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has three potential revenue sources:

1. Sales of Rum: These revenues are recognized as a monthly total in sales through our distribution partners.
2. Sales of Original Crew Memberships: This is a Membership to Hook Hand Rum's "Original Crew" – which Membership is purchased by a one-time non-refundable price of $1,000. Membership brings Hook Hand Rum VIP gift packages and VIP access to certain Hook Hand Rum events. Membership privileges can be added and deleted at any time and have no due dates or deadlines. Any offers can be changed or canceled and no replacement is guaranteed.
3. Sales of Merchandise: These revenues are recognized at the point of sale.

i. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs, packaging costs, purchasing and receiving costs, manufacturing labor and overhead, inbound freight charges, depreciation expense related to manufacturing facilities and warehousing costs, which include rent, labor and overhead costs.

j. Advertising expenses

Advertising and promotional costs are expensed as incurred.

k. Stock-based compensation

The Company recognizes expense for stock-based compensation in accordance with ASC Topic 718, *Stock-Based Compensation.* ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires the Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, and is calculated using the Black-Scholes option-pricing model. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

Hook Hand Rum
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

In consideration the fair value of the underlying stock when the Company granted options, the Company will consider several factors including the fair values established by market transactions. Stock option-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to nonemployees is between 5 and 7 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

l. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Convertible notes

In October 2021, the Company authorized the issuance of convertible notes payable for a total of up to $200,000. The convertible notes payable permit the holder to convert into common stock at the lowest per share purchase price in a qualified financing multiplied by 50%. "Qualified Financing" means the next transaction (or series of related transactions) in which the Company issues and sells shares of its preferred stock in exchange for aggregate gross proceeds of at least $1,000,000 (excluding amounts deemed received upon conversion of the Notes and any other indebtedness or similar convertible securities), with the principal purpose of raising capital.

The convertible notes payable carry a 6% interest rate and all principal and unpaid interest is due following the demand of a noteholder that may not be made earlier than 36 months from the date of the note.

As of December 31, 2023 and 2022, the total outstanding balance of the convertible notes, including accrued interest, was $209,032 and $112,540, respectively.

3. Stockholders' equity

The total number of shares of all classes of stock which the Corporation shall have authority to issue is: 10,000,000 shares of Common Stock at zero par value per share. The total number of shares issued and outstanding is 3,297,000 as of December 31, 2023 and 2022.

4. Stock-based compensation

On October 31, 2018, the Company established the 2018 Stock Plan, which reserved 500,000 shares of stock to be issued in the form of (i) Incentive Stock Options (ISO's), (ii) Nonstatutory Stock Options (NSO's), and (iii) restricted stock. The term of the options are 10 years and 5 years for ISO's granted to 10% shareholders.

Vesting of all awards to be determined by the plan administrator on a grant-by-grant basis; typical vesting would be 25% of the shares subject to an award will vest on the 1-year anniversary of the date of grant, and 1/48th of the total number of shares subject to the award will vest on a monthly basis thereafter. The plan administrator has discretion to suspend vesting during a leave of absence. Absent action by the plan administrator or to the extent otherwise required by law, vesting will be suspended during an unpaid leave of absence.

On March 1, 2022, the Company increased its reserve of common stock for issuance under the 2018 Stock Plan from 500,000 to 750,000 shares

A summary of the activity under the Company's Stock Option Plan for the year ended December 31, 2023 and 2022 is as follows:

	Options	Weighted Average Exercise Price $	Weighted Average Remaining Term (In Years)
Outstanding as of December 31, 2021	425,000	0.10	8
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2022	425,000	0.10	7
Options exercisable at December 31, 2022	325,000	0.10	7

	Options	Weighted Average Exercise Price $	Weighted Average Remaining Term (In Years)
Outstanding as of December 31, 2022	425,000	0.10	7
Granted	125,000	0.10	10
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2023	550,000	0.10	7
Options exercisable at December 31, 2023	405,208	0.10	6

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black- Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted are as follows:

Risk-free interest rate	1.0 - 3.5%
Expected life	10 years
Expected volatility	15%
Expected dividend yield	Zero

For the year ended December 31, 2023 and 2022, the Company recognized share-based compensation expense of $1,274 and $1,883, respectively.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from operations since inception and for the year ended December 31, 2023, the Company incurred a net loss in the amount of $72,125 and has an accumulated deficit of $175,559 at December 31, 2023. The Company has financed its working capital requirements to date through the sale of common stock and convertible promissory notes. The Company plans to raise additional funds through the sale of common stock and preferred stock and through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

7. Subsequent events

During 2024, the Company approved a resolution to open a family and friends equity round with a cap of $200,000 to be raised via convertible notes.

Management evaluated all activity of the Company through August 19, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.